EXHIBIT 99.19

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)	under the headings “Operations and Development Projects – Uranium Operating Properties – McArthur River/Key Lake”, “Mineral Reserves and Resources “ and “Governance – Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2013 dated February 27, 2014 for the McArthur River/Key Lake properties; and

(b)	under the headings “Our Operations and Projects – Uranium Operating Properties – McArthur River/Key Lake” and “Mineral Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2013 dated February 10, 2014 for the McArthur River/Key Lake properties,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan and registration statement (No.333-181577) on Form F-10.

Sincerely,

/s/ David Bronkhorst
Name:	David Bronkhorst, P. Eng.
Title:	Vice-President, Mining and Technology, Cameco Corporation

Date: February 27, 2014